Exhibit 12(b)1

ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2006	2007	2008	2009	2010	2011
------------------------------------Millions of Dollars------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$868	$962	$1,018	$1,088	$1,204	$1,037
Distributed income of equity investees	4	1	4	0	2	6
Interest expense, net of amounts capitalized	252	274	279	298	303	224
Interest component of rental expense	45	46	44	40	23	16
AFUDC - Debt funds	8	18	20	33	14	7
Earnings as defined	$1,177	$1,301	$1,365	$1,459	$1,546	$1,290

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$229	$249	$263	$287	$287	$211
Interest on affiliated loans	16	15	11	10	7	5
Interest on interim obligations	2	2	1	0	0	0
Amort of debt disc, premium and expense, net	13	14	12	11	10	8
Other interest charges	0	12	12	23	13	7
Interest component of rental expense	45	46	44	40	23	16
Fixed charges as defined	$305	$338	$343	$371	$340	$247

RATIO OF EARNINGS TO FIXED CHARGES	3.86	3.85	3.98	3.93	4.55	5.23